UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

The ODP Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88337F105
(CUSIP Number)

Christopher M. McLean HG Vora Capital Management, LLC 330 Madison Avenue, 20th Floor New York, NY 10017 (212) 707-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO.: 88337F105

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF (See Item 3)

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 5,000,000
	(8)	SHARED VOTING POWER: 0
	(9)	SOLE DISPOSITIVE POWER: 5,000,000
	(10)	SHARED DISPOSITIVE POWER: 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,000,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.9%

(14)	TYPE OF REPORTING PERSON: IA, OO (Delaware limited liability company)

 __________________

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 27, 2022, the Reporting Person and the Issuer entered into a Second Amendment to the Agreement (the “Second Amendment”). Among other things, the Second Amendment:

•      extends the term of the Agreement to the earlier of (i) the date that is 14 days prior to the first date on which shareholders are permitted under the Issuer’s bylaws to submit director nominations for the 2024 annual meeting of the shareholders of the Company (the “2024 Annual Meeting”) and (ii) December 31, 2023, subject to an immediate termination of the Agreement if the Reporting Person (together with any affiliates of the Reporting Person) ceases to own at least the Company Ownership Level Minimum;

•      requires during the term of the Agreement that, except in the event the Reporting Person (together with any affiliates of the Reporting Person) ceases to satisfy the Company Ownership Level Minimum or the Reporting Person has materially breached the Agreement and failed to cure such breach within five business days of notice thereof, the Board nominate the HG Vora Designee for election as one of the directors of the Issuer at the 2023 Annual Meeting (as one of a total of not more than 9 candidates (or, if greater (to the extent the Board size is increased as permitted by the Agreement), the number of candidates equal to the size of the Board as of immediately prior to the 2023 Annual Meeting) for election to the Board at the 2023 Annual Meeting);

•      requires during the term of the Agreement that, except in the event that the Reporting Person (together with any affiliates of the Reporting Person) ceases to own at least 9.9% of the Issuer’s then outstanding shares of common stock (the “Specified Company Ownership Level”) or the Reporting Person has materially breached the Agreement and failed to cure such breach within five business days of notice thereof, in the event that any current member of the Board (other than the HG Vora Designee or the Chief Executive Officer of the Company) does not stand for election at the 2023 Annual Meeting or ceases to be a director, whether as a result of death or incapacity or for any other reason, and at such time there is not more than one nominee of the Reporting Person on the Board for any reason, the Reporting Person shall have right to designate to the Board a substitute person to fill the resulting vacancy (the “Second HG Vora Designee”) who is either (A) a “Partner” or more senior member of the Reporting Person or (B) who qualifies as “independent” pursuant to the rules and regulations of the Nasdaq stock market and applicable rules and regulations of the Securities and Exchange Commission, on the same terms applicable to the HG Vora Designee except that any references to the Company Ownership Level Minimum with respect to the Second HG Vora Designee shall refer to the Specified Company Ownership Level; provided that the Reporting Person shall only be entitled to designate one Second HG Vora Designee;

• prohibits any increase in the size of the Board to more than 9 directors (or ten directors following the time that the Reporting Person shall be entitled to designate a Second HG Vora Designee) during the term of the Agreement, except (A) in the event the Reporting Person (together with any affiliates of the Reporting Person) ceases to satisfy the Company Ownership Level Minimum or the Reporting Person has materially breached the Agreement and failed to cure such breach within five business days of notice thereof or (B) to the extent reasonably advisable (as determined in good faith by the Board) in connection with any bona fide settlement or cooperation agreement relating to any actual or threatened contested solicitation of proxies or consents to vote for the election of directors; and

• requires that the HG Vora Designee must offer to resign from the Board on December 31, 2023 or, if earlier, if (a) the Reporting Person (together with any affiliates of the Reporting Person) ceases to satisfy the Company Ownership Level Minimum, (b) the Reporting Person otherwise ceases to comply with or breaches any material provision of the Agreement or (c) the Reporting Person submits a notice of director nominations in connection with the 2024 Annual Meeting.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Second Amendment, which is incorporated herein by reference and attached as Exhibit 3 to this Amendment No. 2 to the Schedule 13D.

As previously disclosed, on December 31, 2021, in connection with the execution of the First Amendment, Marcus B. Dunlop (“Mr. Dunlop”) executed and delivered to the Board an irrevocable resignation effective upon the earliest of (i) such time as the Reporting Person (together with any affiliates of the Reporting Person) ceases to satisfy the Company Ownership Level Minimum, (ii) such time as the Reporting Person otherwise ceases to comply with or breaches any material provision of the Agreement, (iii) such time as the Reporting Person submits a notice of director nominations in connection with the 2023 Annual Meeting and (iv) December 31, 2022 (the “Prior Irrevocable Resignation”). In connection with the execution of the Second Amendment, on December 27, 2022, Mr. Dunlop executed and submitted to the Board an irrevocable resignation effective upon the earliest of (i) such time as the Reporting Person (together with any affiliates of the Reporting Person) ceases to satisfy the Company Ownership Level Minimum, (ii) such time as the Reporting Person otherwise ceases to comply with or breaches any material provision of the Agreement, (iii) such time as the Reporting Person submits a notice of director nominations in connection with the 2024 Annual Meeting and (iv) December 31, 2023 (the “Irrevocable Resignation”). The Board agreed that, effective December 27, 2022, the Irrevocable Resignation superseded the Prior Irrevocable Resignation and the Prior Irrevocable Resignation became void and of no further force or effect.

Item 7.	Material to be Filed as Exhibits.

Exhibit 3: Second Amendment to the Corporation Agreement, by and among HG Vora Capital Management, LLC and The ODP Corporation, dated December 27, 2022, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed with the Securities and Exchange Commission on December 28, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2022

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Manager

Exhibit 3

SECOND AMENDMENT TO THE

COOPERATION AGREEMENT

This SECOND AMENDMENT, dated as of December 27, 2022 (this “Amendment”), to the COOPERATION AGREEMENT, dated as of January 25, 2021 and amended on December 30, 2021 pursuant to the First Amendment (as defined below) (as amended, the “Agreement”), is made by and between HG Vora Capital Management, LLC (“HG Vora”) and The ODP Corporation, a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings specified in the Agreement.

WHEREAS, on January 25, 2021, the parties hereto entered into the Agreement;

WHEREAS, on December 30, 2021, the parties hereto entered into that certain First Amendment to the Agreement (the “First Amendment”);

WHEREAS, pursuant to Section 12 of the Agreement, the Agreement may be amended by an agreement in writing executed by the parties thereto; and

WHEREAS, the parties hereto desire to amend certain terms of the Agreement.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.        Amendments.

(a)       Section 1(a)(ii) of the Agreement is hereby amended and restated in its entirety as follows:

“(ii)     except in the event (A) HG Vora (together with any Affiliates of HG Vora) ceases to own the Company Ownership Level Minimum or (B) HG Vora has materially breached this Agreement and failed to cure such breach within 5 business days of written notice from the Company to HG Vora specifying any such breach, prior to the 2023 annual meeting of stockholders of the Company (the “2023 Annual Meeting”), nominate the New Director as one of not more than nine total candidates (or, if greater (to the extent permitted by Section 1(a)(iii) or Section 1(j) below), the number of candidates equal to the size of the Board as of immediately prior to the 2023 Annual Meeting) for election to the Board at the 2023 Annual Meeting, each having a term expiring at the 2024 annual meeting of stockholders of the Company (the “2024 Annual Meeting”); provided, however, that as a condition to the Company’s obligation to nominate the New Director for reelection at the 2023 Annual Meeting, the New Director shall (x) be required to provide the Required Director Information, in each case as promptly as necessary to enable the timely filing of the Company’s proxy statement and other periodic reports with the Securities and Exchange Commission (the “SEC”), and (y) have complied at all times in all material respects with the Company Policies (as defined below); and”

(b)      Section 1(a)(iii) of the Agreement is hereby amended and restated in its entirety as follows:

“(iii)     during the Covered Period, so long as (A) HG Vora (together with any Affiliates of HG Vora) does not cease to own the Company Ownership Level Minimum and (B) HG Vora has not materially breached this Agreement and failed to cure such breach within 5 business days of written notice from the Company to HG Vora specifying any such breach, without the prior written consent of HG Vora except to the extent reasonably advisable (as determined in good faith by the Board) in connection with any bona fide settlement or cooperation agreement relating to any actual or threatened contested solicitation of proxies or consents to vote for the election of directors, the Board shall not increase the size of the Board to more than nine directors (except as permitted by Section 1(j) below).”

(c)     Section 1(b) of the Agreement is hereby amended by replacing each reference to “the 2022 Annual Meeting” with “the 2023 Annual Meeting”.

(d)     Section 1(e) of the Agreement is hereby amended and restated in its entirety as follows:

“(e)     The New Director shall promptly offer to resign from the Board (and, if requested by the Company, promptly deliver his or her written resignation to the Board (which shall provide for his or her immediate resignation)) on December 31, 2023, or if earlier, if: (i) HG Vora (together with any Affiliates of HG Vora) ceases to beneficially own the Company Ownership Level Minimum; (ii) HG Vora otherwise ceases to comply with or breaches any material provision of, this Agreement; or (iii) HG Vora submits a notice of director nominations in connection with the 2024 Annual Meeting. In furtherance of the foregoing, on December 27, 2022, the New Director executed an irrevocable resignation effective December 31, 2023, in the form attached to this Agreement as Exhibit A (the “Irrevocable Resignation”), which supersedes the irrevocable resignation, effective December 31, 2022, previously delivered by the New Director to the Board on December 30, 2021 (the “Prior Resignation Letter”). The parties hereto hereby acknowledge and agree that the Irrevocable Resignation supersedes the Prior Resignation Letter and that the Prior Resignation Letter is deemed void and of no further force or effect.”

(e)      Section 1(f) of the Agreement is hereby amended (i) by replacing each reference to “the 2022 Annual Meeting” with “the 2023 Annual Meeting”, (ii) by replacing the reference to “the Nominating and Corporate Governance Committee” with “the Corporate Governance and Nominating Committee” and (iii) by replacing all references to “this Section 1(g)” with “this Section 1(f)”.

(f)      Section 1(h) of the Agreement is hereby amended and restated in its entirety as follows:

“(h)    The term “Covered Period” shall mean the period beginning on the date of this Agreement and continuing until the earlier of (i) the date that is fourteen days prior to the first day stockholders are eligible to submit stockholder director nominations for the 2024 Annual Meeting pursuant to the Bylaws and (ii) December 31, 2023; provided, however, that if HG Vora (together with Affiliates of HG Vora) ceases to beneficially own the Company Ownership Level Minimum the Covered Period shall immediately terminate.”

2

(g)      The Agreement is hereby amended by inserting the following as a new Section

1(i):

“(i)      If at any time between December 31, 2022 and the end of the Covered Period, any current member of the Board (other than the New Director or the Chief Executive Officer of the Company) does not stand for election at the 2023 Annual Meeting or ceases to be a director, whether as a result of death or incapacity or for any other reason (the “Departing Director”), and at such time (x) HG Vora (together with any Affiliates of HG Vora) has not ceased to beneficially own at least 9.9% of the Company’s then outstanding shares of Common Stock (excluding any situation where HG Vora (together with any Affiliates of HG Vora) ceases to own at least 9.9% of the outstanding shares of Common Stock because of any action of the Company including, without limitation, as the result of a share repurchase or similar Company actions that reduce the number of outstanding shares of Common Stock, the “Specified Company Ownership Level”) and (y) HG Vora has not materially breached this Agreement and failed to cure such breach within 5 business days of written notice from the Company to HG Vora specifying any such breach, and (z) there is not more than one nominee of HG Vora on the Board for any reason, including the New Director (including as a result of any increase in the size of the Board in accordance with Section 1(a)(iii) in which HG Vora nominated the additional director), then HG Vora shall have the right to designate to the Board a substitute person to fill the resulting vacancy (who shall (i) either (A) be a “Partner” or more senior member of HG Vora or (B) qualify as “independent” pursuant to the rules and regulations of the Nasdaq stock market and applicable rules and regulations of the SEC, (ii) be subject to the approval (such approval not to be unreasonably withheld or delayed) of the Corporate Governance and Nominating Committee of the Board after consideration in good faith and exercising its fiduciary duties, in accordance with its customary practices for reviewing Board candidates, (iii) have the relevant financial and business experience to be a director of the Company and (iv) satisfy the publicly disclosed guidelines and policies of the Company with respect to service on the Board) (such person, the “Second Director”). For the avoidance of doubt, any “Partner” or other more senior investment professional of HG Vora shall be deemed to have the relevant financial and business experience to be a director of the Company. In the event that the Corporate Governance and Nominating Committee of the Board does not accept (in accordance with the standards set forth herein) a Second Director nominee recommended by HG Vora, HG Vora will have the right to recommend additional Second Director nominees, subject to the terms of this Section 1(i), for prompt consideration by the Corporate Governance and Nominating Committee. Upon the acceptance of a Second Director nominee by the Corporate Governance and Nominating Committee, the Board will appoint such Second Director to the Board as promptly as practicable and in any event no later than five business days after the Corporate Governance and Nominating Committee’s recommendation of such Second Director (which recommendation shall be made promptly after the Corporate Governance and Nominating Committee’s acceptance of such Second Director nominee). The Second Director will thereafter be deemed an additional New Director for purposes of this Agreement and be entitled to the same rights and be subject to the same requirements under this Agreement that are applicable to the New Director (or any Replacement Director, as applicable), and the Company agrees that the Board will appoint such Second Director to the Board to serve the unexpired term of the Departing Director. In connection with the foregoing, and as a condition to the Second Director’s appointment to the Board, the Second Director will submit to the Company the Required Director Information and, prior to his or her appointment to the Board, the Second Director shall, and HG Vora shall cause the Second Director to, execute an irrevocable resignation in the form of the Irrevocable Resignation (substituting the name of the Second Director for the name of the New Director therein). Following the appointment of a Second Director to replace a Departing Director in accordance with this Section 1(i), all references to the New Director herein shall be deemed to include the Second Director, mutatis mutandis (it being understood that this sentence shall apply whether or not references to the New Director expressly state that they include the Second Director), provided, that, (x) with respect to the Second Director, all references to the Company Ownership Level Minimum herein shall instead be deemed to refer to the Specified Company Ownership Level (including, for the avoidance of doubt, with respect to the obligation of the Second Director to resign pursuant to Section 1(e)(i)) and (y) all references to the New Director in Section 1(g) shall instead be deemed to refer to “one or more New Directors”. Notwithstanding anything to the contrary in this Agreement, if at any time (x) HG Vora (together with any Affiliates of HG Vora) ceases to beneficially own the Specified Company Ownership Level or (y) HG Vora has materially breached this Agreement and failed to cure such breach within 5 business days of written notice from the Company to HG Vora specifying any such breach, HG Vora’s rights pursuant to this Section 1(i) shall automatically terminate. Notwithstanding anything to the contrary in this Agreement, HG Vora shall only have the right to designate one Second Director, and in the event there are multiple Departing Directors prior to the end of the Covered Period or the termination of this Agreement, this Section 1(i) shall not apply to any Departing Directors following the first such Departing

Director.”

3

(h)    The Agreement is hereby amended by inserting the following as a new Section

1(j):

“(j)    Following the time that HG Vora shall be entitled to designate a Second Director to the Board pursuant to Section 1(i), notwithstanding anything to the contrary in this Agreement, the Board may increase the size of the Board to no more than ten directors (and fill the resulting vacancy) without the consent of HG Vora.”

(i)     Section 2(a)(i) of the Agreement is hereby amended by replacing the reference to “the 2022 Annual Meeting” with “the 2023 Annual Meeting”.

(j)     Section 10(a) of the Agreement is hereby amended by replacing the phrase “the confidentiality agreement, dated as of the date hereof, between the Company and HG Vora (the “Confidentiality Agreement”)” with “the confidentiality agreement, dated as of the date hereof, between the Company and HG Vora (as amended on December 30, 2021 and December 27, 2022, and as it may be further amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Confidentiality Agreement”)”.

(k)     Section 15(a) of the Agreement is hereby amended by replacing the reference to “the 2022 Annual Meeting” with “the 2023 Annual Meeting”.

(l)      Exhibit A to the Agreement is hereby amended and restated in its entirety as set forth in Annex I to this Amendment.

2.       Representations of HG Vora. HG Vora represents and warrants that, as of the date hereof, the representations and warranties of HG Vora in Section 5(d) and Section 5(e) of the Agreement are true and correct, substituting the date of this Amendment for any references to the date of the Agreement therein.

3.       Miscellaneous. The terms and provisions of Sections 11, 12, 13, 14, 16, 17 and 18 of the Agreement shall apply mutatis mutandis to this Amendment.

4.       Effect of Amendment. Except as set forth herein, the Agreement shall remain unchanged and in full force and effect.

[Signature Pages Follow]

4

IN WITNESS WHEREOF, each of the parties hereto has executed this Amendment or caused the same to be executed by its duly authorized representative as of the date first above written.

THE ODP CORPORATION
By:
Name:	Sarah E. Hlavinka
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

[Signature Page to Second Amendment to the Cooperation Agreement]

IN WITNESS WHEREOF, each of the parties hereto has executed this Amendment or caused the same to be executed by its duly authorized representative as of the date first above written.

HG VORA CAPITAL MANAGEMENT, LLC
By:
Name:	Parag Vora
Title:	Manager

[Signature Page to Second Amendment to the Cooperation Agreement]

ANNEX I

Exhibit A

IRREVOCABLE RESIGNATION

December 27, 2022

Board of Directors

The ODP Corporation

6600 North Military Trail

Boca Raton, FL 33496

Re: Irrevocable Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to that certain Cooperation Agreement, dated as of January 25, 2021, between The ODP Corporation (the “Company”) and HG Vora Capital Management, LLC (“HG Vora”), as amended on December 30, 2021 and December 27, 2022 (the “Agreement”). Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

Reference is hereby made to the irrevocable resignation delivered by the undersigned to the Board on December 30, 2021 (the “Prior Resignation Letter”). In accordance with Section 1(e) of the Agreement, this irrevocable resignation supersedes the Prior Resignation Letter and the Prior Resignation Letter is void and of no further force or effect.

Pursuant to Section 1(e) of the Agreement, effective only upon, and subject to, the earliest of (i) such time as HG Vora (together with any Affiliates of HG Vora) ceases collectively to beneficially own (as defined in Rule 13d-3 (as in effect from time to time) promulgated by the SEC under the Exchange Act) the Company Ownership Level Minimum, (ii) such time as HG Vora otherwise ceases to comply with or breaches any material provision of the Agreement, (iii) such time as HG Vora submits a notice of director nominations in connection with the 2024 Annual Meeting and (iv) December 31, 2023, I hereby irrevocably resign from my position as a director of the Company and from any and all committees of the Board on which I serve.

[Signature Page Follows]

Sincerely,

Marcus Dunlop

[Signature Page to Irrevocable Resignation]